                                                                   Exhibit 99.88

News release via Canada NewsWire, Toronto 416-863-9350

                Attention Business/Financial Editors:
                TRANSITION THERAPEUTICS ANNOUNCES SECOND QUARTER
                FISCAL 2006 FINANCIAL RESULTS

TORONTO, FEB. 14 /CNW/ - TRANSITION THERAPEUTICS INC. ("Transition") (TSX: TTH), a biopharmaceutical company focused on developing therapeutics for disease indications with large markets, today announced its financial results for the quarter ended December 31, 2005.

RECENT HIGHLIGHTS

The second quarter of fiscal 2006 has included a number of key events which have strengthened Transition both in the immediate and long-term. During the three months ended December 31, 2005, the Company achieved the following significant milestones:

     - Announced preliminary data from the exploratory Phase IIa trial for its lead diabetes regenerative therapy, E1-I.N.T.(TM) in type I diabetes patients. Three of the first four patients completing the 4 week treatment period showed a 35-75% reduction in daytime insulin usage and a favourable safety profile when the therapy was titrated to maximal doses.

     - Acquired from Protana Inc. ("Protana"), the Optimol(TM) Lead Discovery technology, a patented, state-of-the-art drug discovery system that will enable the Company to identify and optimize lead compounds in considerably less time than the current industry standard. As part of this acquisition, Transition has assumed a series of drug discovery programs and acquired lead molecules to cancer and osteoporosis targets. During the three-month period ended December 31, 2005, the Company completed an evaluation of these programs and has prioritized drug discovery activities to accelerate the identification and optimization of novel lead molecules. In addition, development plans are being formulated for the advancement of the lead molecules for cancer and osteoporosis;

     - In December 2005, an Investigational New Drug Application (IND) was submitted to the FDA for a Phase I clinical trial for the AZD-103 compound, a promising disease-modifying therapeutic candidate for the treatment of Alzheimer's disease;

Subsequent to the quarter end, the Company:

     - Completed an offering for 15,575,000 common shares at a price of $0.69 per common share for gross proceeds of $10,746,750. The Company incurred total share issuance costs on the offering of $1,041,706, resulting in net cash proceeds of $9,705,044;

     - Increased its equity position in Ellipsis Neurotherapeutics Inc. ("ENI") to 33.2%. Under the terms of the ENI agreement dated November 4, 2004, the Company issued 4,000,000 Exchange Rights which entitled certain ENI shareholders to convert one ENI common share to 0.8264 common shares of the Company, until they expired on February 4, 2006. On January 27, 2006, 1,500,000 Exchange Rights were exercised, resulting in the Company issuing 1,239,600 Transition common shares in exchange for 1,500,000 common shares of ENI. The remaining 2,500,000 Exchange Rights expired unexercised on February 4, 2006.

UPDATE ON PHASE IIA CLINICAL TRIALS FOR E1-I.N.T.(TM)

In December, 2005, the Company announced an update on the ongoing exploratory Phase IIa clinical studies of its lead diabetes regenerative therapy, E1-I.N.T.(TM) for type I and type II diabetes patients as well as blinded safety and efficacy data for the type I diabetes clinical study. Preliminary data from three of the first four type I diabetes patients completing the 4 week treatment period showed a reduction in daytime insulin usage by 35-75% and a favourable safety profile when the therapy was titrated to maximal doses.

These reductions of daytime insulin usage are evident after the 28-day treatment period and peak between 1-2 months post-treatment. During this period, these patients have maintained stable blood glucose control as measured by glycosolated hemoglobin levels (HbA1c). These early efficacy findings in Type I diabetes patients are consistent with effects demonstrated in diabetes animal models where maximal levels of regeneration were observed 3-6 weeks post-treatment.

These early data, while preliminary, are very encouraging and represent an important step in the development of the first diabetes regenerative therapy at Transition. Now with some early signs of efficacy, we can begin our planning for future clinical trials to optimize the E1-I.N.T.(TM) therapy. We share the view of many leaders in diabetes research that any therapy that can reduce or eliminate insulin usage by diabetics would have a significant impact on the management of the disease.

FINANCIAL REVIEW

For the three-month period ended December 31, 2005, Transition recorded a net loss of $5,307,972 ($0.04 per common share) compared with a net loss of $3,660,041 ($0.03 per common share) for the three-month period ended December 31, 2004.

Research and development expenses increased to $2,337,439 for the three-month period ended December 31, 2005 from $1,155,817 for the same period in fiscal 2005.

This increase was primarily the result of an increase in clinical program expenses relating to the Company's I.E.T. and I.N.T.(TM) on-going clinical trials as well as the increase in costs relating to the lead discovery system purchased from Protana.

General and administrative expenses decreased slightly to $754,431 for the three-month period ended December 31, 2005 from $788,863 for the same period in fiscal 2005.

Net interest income for the three-month period ended December 31, 2005, was $86,692 as compared to $138,925 for the same period in fiscal 2005. This decrease primarily resulted from decreased cash balances and interest expense resulting from the long-term debt obligation assigned in conjunction with the purchase of assets from Protana.

ABOUT TRANSITION

Transition is a product-focused biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition's lead products include regenerative therapies E1-I.N.T.(TM) and GLP1-I.N.T.(TM) for the treatment of diabetes, MS-I.E.T. for the treatment of multiple sclerosis and HCV-I.E.T. for the treatment of hepatitis C. Transition is currently enrolling patients for a Phase II clinical trial for MS-I.E.T. in patients with multiple sclerosis, and exploratory Phase IIa clinical trials for E1-I.N.T.(TM) in patients with type I and type II diabetes, and a Phase I/II clinical trial for HCV-I.E.T. in patients with hepatitis C. Transition's shares are listed on the Toronto Stock Exchange under the symbol "TTH".

Financial Statements to Follow

CONSOLIDATED BALANCE SHEETS
(Unaudited)

                                                        DECEMBER 31,     June 30,
                                                            2005           2005
                                                              $             $
                                                        ------------   -----------
ASSETS
CURRENT
Cash and cash equivalents                                11,695,384      6,598,221
Short-term investments                                           --     14,000,748
Receivables                                                 109,659        170,116
Investment tax credits receivable                           741,339        566,339
Research inventory                                        1,111,623        709,444
Prepaid expenses                                            866,281        275,365
Assets held for sale                                      3,119,347             --
Deposits                                                    125,430        132,159
                                                        -----------    -----------
TOTAL CURRENT ASSETS                                     17,769,063     22,452,392
Long-term research inventory                              1,128,113      1,872,643
Deferred charges                                            427,083        125,040
Capital assets, net                                       2,136,933        453,166
Technology                                               10,914,096     12,310,463
Other assets                                              1,059,629             --
Investment in ENI                                         2,353,975      2,121,566
Assets transferred under contractual arrangement            288,541      1,128,461
                                                        -----------    -----------
                                                         36,077,433     40,463,731
                                                        ===========    ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
Accounts payable and accrued liabilities                  3,255,653      2,150,933
Current portion of long-term debt                         1,500,195             --
Current portion of deferred revenue                         366,292        465,107
Current portion of obligation under capital leases           17,691         17,019
                                                        -----------    -----------
TOTAL CURRENT LIABILITIES                                 5,139,831      2,633,059
Deferred revenue                                          1,662,349      1,727,972
Long-term debt                                            1,221,100             --
Liability to ENI subject to guaranteed share value
   obligation                                               778,000        820,900
Liabilities transferred under contractual arrangement        34,539         34,539
Obligation under capital leases                              39,775         48,791
Leasehold inducement                                         51,444             --
                                                        -----------    -----------
TOTAL LIABILITIES                                         8,927,038      5,265,261
                                                        ===========    ===========
Commitments
Guarantees
Subsequent events
SHAREHOLDERS' EQUITY
Share capital
   Common shares                                         78,725,051     77,254,351
   Contributed surplus                                    3,179,465      2,811,966
   Stock options                                            487,614        743,628
   Warrants                                                 486,615        486,615
   Exchange Rights                                          388,000        388,000
Deficit                                                 (56,116,350)   (46,486,090)
                                                        -----------    -----------
TOTAL SHAREHOLDERS' EQUITY                               27,150,395     35,198,470
                                                        -----------    -----------
                                                         36,077,433     40,463,731
                                                        ===========    ===========

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(Unaudited)

                                              SIX-MONTH      Six-month     THREE-MONTH    Three-month
                                            PERIOD ENDED   period ended   PERIOD ENDED   period ended
                                            DECEMBER 31,   December 31,   DECEMBER 31,   December 31,
                                                2005           2004           2005           2004
                                                  $              $              $              $
                                            ------------   ------------   ------------   ------------
REVENUES
Management fees                                  239,930             --        157,840             --
Licensing fees                                    65,622         43,748         32,811         32,811
                                            ------------   ------------   ------------   ------------
                                                 305,552         43,748        190,651         32,811
                                            ------------   ------------   ------------   ------------
EXPENSES
Research and development                       3,817,133      1,914,669      2,337,439      1,155,817
General and administrative                     1,446,744      1,389,807        754,431        788,863
Amortization                                   4,199,983      4,174,301      2,189,652      2,016,722
Foreign exchange gain                            (64,256)        10,216        (48,367)         7,149
Loss on disposal of capital assets                 6,081             --          2,112             --
                                            ------------   ------------   ------------   ------------
                                               9,405,685      7,488,993      5,235,267      3,968,551
                                            ------------   ------------   ------------   ------------
Loss before the following                     (9,100,133)    (7,445,245)    (5,044,616)    (3,935,740)
Interest income, net                             180,476        243,430         86,692        138,925
Equity loss in affiliate                        (345,683)       (38,153)      (183,315)       (38,153)
Losses of company transferred under
   contractual arrangement                      (364,920)       (57,849)      (166,733)       (57,849)
                                            ------------   ------------   ------------   ------------
Loss before income taxes                      (9,630,260)    (7,297,817)    (5,307,972)    (3,892,817)
Recovery of future income taxes                       --      1,094,335             --        232,776
                                            ------------   ------------   ------------   ------------
NET LOSS FOR THE PERIOD                       (9,630,260)    (6,203,482)    (5,307,972)    (3,660,041)
                                            ------------   ------------   ------------   ------------
DEFICIT, BEGINNING OF PERIOD,
   AS ORIGINALLY STATED                      (46,486,090)   (32,217,802)   (50,808,378)   (34,806,423)
Adjustment for change in accounting
   policy related to stock-based
   compensation                                       --        (45,180)            --             --
                                            ------------   ------------   ------------   ------------
DEFICIT, BEGINNING OF PERIOD, AS RESTATED    (46,486,090)   (32,262,982)   (50,808,378)   (34,806,423)
                                            ------------   ------------   ------------   ------------
DEFICIT, END OF PERIOD                       (56,116,350)   (38,466,464)   (56,116,350)   (38,466,464)
                                            ============   ============   ============   ============
BASIC AND FULLY DILUTED NET LOSS PER
   COMMON SHARE                             $      (0.08)  $      (0.06)  $      (0.04)  $      (0.03)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

                                           SIX-MONTH       Six-month     THREE-MONTH    Three-month
                                          PERIOD ENDED   period ended   PERIOD ENDED   period ended
                                          DECEMBER 31,   December 31,   DECEMBER 31,   December 31,
                                              2005           2004           2005           2004
                                               $               $              $              $
                                          ------------   ------------   ------------   ------------
OPERATING ACTIVITIES
Net loss for the period                    (9,630,260)    (6,203,482)    (5,307,972)    (3,660,041)
Add (deduct) items not involving cash:
   Amortization of:
      capital assets                          261,790         59,308        235,088      1,996,845
      technology                            4,083,254      4,142,911      2,086,408         36,117
      other assets                             23,332             --         23,332             --
      deferred charges                          4,416             --          2,208             --
      leasehold inducement                         --         (7,810)            --         (6,885)
   Acquisition of leasehold inducement         51,444             --         25,722             --
   Write-off of research inventory             15,422         46,626             --         46,626
   Recovery of income taxes - future               --     (1,094,335)            --       (232,776)
   Stock-based compensation expense           116,523        239,744         73,953        198,800
   Equity loss in affiliate                   345,683         38,153        183,315         38,153
   Losses of company transferred under
      contractual arrangement                 364,920         57,849        166,733         57,849
   Loss on disposal of capital assets           6,081             --          2,112             --
   Investment in ENI                         (239,930)            --       (157,840)            --
   Foreign exchange gain                      (37,465)            --        (37,465)            --
                                           ----------     ----------     ----------     ----------
                                           (4,634,790)    (2,721,036)    (2,704,406)    (1,525,312)
Net change in operating assets
   and liabilities                           (865,362)    (2,188,236)       136,831     (2,700,868)
                                           ----------     ----------     ----------     ----------
CASH USED IN OPERATING ACTIVITIES          (5,500,152)    (4,909,272)    (2,567,575)    (4,226,180)
                                           ----------     ----------     ----------     ----------
INVESTING ACTIVITIES
Maturity of short-term investments         14,000,748             --             --             --
Acquisition of Protana assets              (3,109,756)            --     (3,109,756)            --
Investment in ENI                            (381,062)    (1,096,292)      (381,062)    (1,096,292)
Purchase of capital assets                    (85,120)      (103,666)        17,471       (101,247)
Proceeds on disposal of capital assets          3,433             --            421             --
Net cash received from contractual
   arrangement                                475,000        254,996             --        254,996
                                           ----------     ----------     ----------     ----------
CASH PROVIDED BY (USED IN)
   INVESTING ACTIVITIES                    10,903,243       (944,962)    (3,472,926)      (942,543)
                                           ----------     ----------     ----------     ----------
FINANCING ACTIVITIES
Repayment of long-term debt                  (242,673)            --       (242,673)            --
Repayment of obligation under
   capital leases                              (8,344)        (9,276)        (8,344)        (8,517)
Proceeds from issuance of common
   shares, net                                  8,016     10,181,672          8,016      3,769,646
Deferred costs paid                           (62,927)            --        (62,927)            --
                                           ----------     ----------     ----------     ----------
CASH PROVIDED BY (USED IN)
   FINANCING ACTIVITIES                      (305,928)    10,172,396       (305,928)     3,761,129
                                           ----------     ----------     ----------     ----------
NET INCREASE (DECREASE) IN CASH AND
   CASH EQUIVALENTS DURING
   THE PERIOD                               5,097,163      4,318,162     (6,346,429)    (1,407,594)
Cash and cash equivalents, beginning
   of period                                6,598,221     17,641,155     18,041,813     23,366,911
                                           ----------     ----------     ----------     ----------
CASH AND CASH EQUIVALENTS, END OF
   PERIOD                                  11,695,384     21,959,317     11,695,384     21,959,317
                                           ==========     ==========     ==========     ==========

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC or otherwise. Press releases may contain forward-looking statements based on the expectations of our management as of the date of the release. Actual results may materially differ based on many factors, including those described in the press releases.

%SEDAR: 00015806E

/For further information: visit www.transitiontherapeutics.com or contact: Dr. Tony Cruz, Chief Executive Officer, Transition Therapeutics Inc., Phone (416) 260-7770, x223, tcruz (at) transitiontherapeutics.com; Mr. Elie Farah, CFO and VP Corporate Development, Transition Therapeutics Inc., Phone: (416) 260-7770, x 203, efarah (at) transitiontherapeutics.com/
         (TTH.)
CO: Transition Therapeutics Inc.
CNW: 08:33e 14-FEB-06